SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS RELEASES FIRST QUARTER 2005 RESULTS (Rio de Janeiro – May 13, 2005) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS released its consolidated results today, expressed in millions of reais, according to Brazilian GAAP.
  Consolidated net income in 1Q-2005 was R$ 5.021 million, due to profits from the sale of by-products, with gross margin of 46% in 1Q-2005, 1% higher than gross margin in 1Q-2004. This increase was due to: adjustments in the average realization prices of basic by-products in the domestic market since the second half of 2004; exports, reflecting higher oil prices in the international market; and increased sales volumes and prices in the Southern Cone.

  This increase was partially offset by growth in the average unit cost of products sold, which was caused by: higher expenses with imports of oil products, technical services, equipments rental, public services, as well as with salaries and benefits (pension and health plans).
  In 1Q-2005, consolidated gross and net revenues were R$ 39.798 million and R$ 28.917 million, respectively. Growth in consolidated gross and net revenues in relation to 1Q-2004 was R$ 7,144 million (22%) and R$ 5.705 million (25%), respectively.
  Total production of oil, LNG and natural gas rose 4% over 1Q-2004, reaching an average of 2,071 thousand barrels of oil equivalent per day. This was partly due to the start-up of FPSO-MLS (Marlim Sul) in June 2004, and platforms P-43 (Barracuda) and P-48 (Caratinga) in December 2004 and February 2005, respectively. Production of oil and LNG in Brazil reached an average of 1,543 thousand barrels per day, of which 82% came from the Campos Basin (1,259 thousand barrels per day). Production of by-products in Brazil in 1Q-2005 remained stable in relation to 1Q-2004, reaching a nominal capacity utilization rate of 87% at the refineries.
  Net financial debt of the PETROBRAS System remained stable, going from R$ 39.202 million at December 31, 2004, to R$ 39.267 million at March 31, 2005. The net debt/EBITDA ratio was 3.8. At the close of 1Q-2005, net debt corresponded to 58% of shareholder’s equity.
  In 1Q-2005, generation of consolidated cash (measured by EBITDA) was R$ 10.448 million, growth of 23% over 1Q-2004 (R$ 8.504 million).
  The Company’s market value at March 31, 2005 was R$ 122.208 million, a 21% increase over December 31, 2004, and representing 176% of the Holding Company’s shareholder’s equity (R$ 69.371 million).
  In 1Q-2005, investments made by PETROBRAS companies were R$ 5.281 million, with R$ 2.834 million going towards development of its oil and natural gas production capacity. These investments include those made by Special Purpose Companies (SPCs), which totaled R$ 457 million.
  The value added by the PETROBRAS System in 1Q-2005 was R$ 27.298 million (R$ 21.730 million in 1Q-2004), with R$ 15.786 million (R$ 13.626 million in 1Q-2004) destined for government participation and federal, state and municipal taxes, R$ 4.318 million (R$ 2.579 million in 1Q-2004) to financial institutions and suppliers for payment of financial expenses, rent and freight, R$ 5.005 million (R$ 3.910 million in 1Q-2004) to shareholders, and R$ 2.189 million (R$ 1.615 million in 1Q-2004) to salaries, benefits and charges.

This document is separated into 5 sections:

PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Performance	3	Financial Statements	30
Operating Performance	5
Financial Statements	17
Appendices	25

PETROBRAS SYSTEM

A word from the president, Mr. José Eduardo de Barros Dutra

The first quarter of 2005 was of singular importance in the development of the Company’s businesses. We continued consolidating our strategy and created the bases necessary to obtain expressive growth in our production. Our net income in this quarter was R$ 5.021 million, which is a 32% increase over the same period of last year. These strong results are a combination of favorable macroeconomic factors and the Company’s excellent operating performance.

In the quarter, R$ 5.281 million was invested in Brazil and abroad, including project finance investments. Of note are the Exploration & Production and Supply areas, which received 54% and 13% of the total amount invested.

Our cash generation was R$ 10.448 million (measured by EBITDA), which enabled us to reduce our net debt by R$ 131 million.

In furthering our Strategic Plan, we managed to advance on several operating and corporate fronts, some of which I would like to highlight below:

  Oil production began at FPSO P-48 on February 28th. This unit, the second of the Barracuda and Caratinga project in the Campos Basin to begin operations, has the capacity to produce 150,000 barrels of oil per day;
  The start-up of these and other projects, combined with operational measures that seek to continue to improve production capacity at our facilities, helped us reach a new daily oil production record in Brazil. On March 30th our production was 1,650,947 barrels. Several production records were subsequently broken, reinforcing our belief that we will be able to reach our average production goal of 1,700,000 barrels per day in 2005;
  Signature of contracts that will result in US$ 910 million in financing for implantation of the Director Plan for Oil Treatment and Transport in the Campos Basin (PDET). This Plan includes organization of assets intended for oil production and transport from five platforms to be installed in the Campos Basin;
  New discovery of excellent quality light oil on the coast of the state of Espírito Santo, in wells drilled in the area delineated by the Golfinho field;
  Discovery of light oil 33-grade API in the state of Rio de Janeiro in the Santos Basin. In addition to the discovery of this new bed, this well proved the natural gas discoveries made previously at well 1-RJ-587;
  Petrobras’ refineries in Brazil broke records in the daily processing of oil with a volume of 1,869,914 barrels per day. This result, achieved on March 9, 2005, is a reflection of the integrated work of the Company’s teams, which seek to maximize oil refining, assure profitability and meet market needs according to the most advanced standards of environmental preservation;
  In pursuit of our strategy to improve the profitability of employed capital, a Term of Obligation was signed containing conditions for the suspension of arbitration and legal proceedings under way, so as to pursue negotiations that may involve Petrobras’ acquisition of the MPX thermoelectric plant;
  In the International area, we highlight the start of our exploration activities in Libya, which is the fourth African country in which Petrobras is present.

In the Corporate arena, we are streamlining our health and complementary social security models in order to provide our employees with tranquility and our shareholders and investors with complete transparency. Thus, we have thoroughly updated the actuarial assumptions related to our Health and Pension Plans in an effort to track the development of the profile of our group of employees, retirees and pensioners. We seek to increase the robustness of the benefits plans in order to make them adequate for the longer life expectancy of the beneficiaries.

Thus we close the first quarter of 2005 with the certainty of having achieved many of our objectives, mainly those focused on growth of the production of oil, natural gas and by-products.

We are preparing the Company to operate at a new level and to achieve average daily production of 3,421,000 barrels of oil equivalent in Brazil and abroad by 2010. This production volume will place us among the largest oil companies in the world. Meanwhile, this new dimension will provide us with even greater challenges, both in the areas of operational and corporate management, as well as questions regarding health, the environment and operational safety.

Each quarter, with the consolidation of our goals and continuous record-breaking, we are even more certain that the future of the Company – thanks to the creativity and determination of its workforce – is to obtain profitable and sustainable growth, with respect for its stakeholders.

PETROBRAS SYSTEM	Financial Performance

Consolidated Net Income and Economic Indicators

PETROBRAS, its subsidiaries and controlled companies reported consolidated net income of R$ 5,021 million in 1Q-2005, which was 32% higher than in 1Q-2004.

R$ Million
4th Quarter		1st Quarter
2004 (2)		2005 (1)	2004 (2)	Δ %
40,034	Gross Operating Revenue	39,798	32,654	22
29,054	Net Operating Revenue	28,917	23,212	25
8,574	Operating Profit (3)	8,789	7,092	24
(667)	Financial Result	(1,056)	(964)	10
4,445	Net Income	5,021	3,793	32
4.16	Net Income per Share	4.58	3.46	32
112,458	Market Value (Parent Company)	122,208	101,142	21
43	Gross Margin (%)	46	45	1
30	Operating Margin (%)	30	31	(1)
15	Net Margin (%)	17	16	1
10,158	EBITDA – R$ million (4)	10,448	8,504	23

	Financial and Economic Indicators
44.00	Brent (US$/bbl)	47.50	31.95	49
2.7862	US Dollar Average Price - Sale (R$)	2.6672	2.8985	(8)
2.6544	US Dollar Last Price - Sale (R$)	2.6662	2.9086	(8)

(1)

As of January 1, 2005, the Special Purpose Companies whose activities are directly or indirectly controlled by Petrobras were included in the Consolidated Financial Results, as per CVM Instruction No. 408/2004.

(2)	In order to facilitate comparison, Special Purpose Companies were also included in the financial statements for 1Q-2004 and 4Q-2004.
(3)	Income before financial revenues and expenses, equity income and taxes.
(4)	Operating income before financial results and equity income + depreciation, amortization and well write-offs.

EBITDA COMPONENTS

R$ Million
4th Quarter		1st Quarter
2004		2005	2004
7,637	Income after Financial Result and Equity Income	7,934	6,271
667	Financial Result	1,056	964
270	Equity Income	(201)	(143)

8,574	Operating Profit	8,789	7,092
1,584	Depreciation & Amortization	1,659	1,412

10,158	EBITDA	10,448	8,504

The main factors that contributed to consolidated net income in 1Q-2005 in relation to 1Q-2004 were:

  Increase of gross income by R$ 2.987 million, mainly a function of:

	Net Revenues	Cost of Goods Sold	Gross Income
. Increase in volumes sold in the domestic and external markets	544	(258)	286
. Increase in export prices	710	-	710
. Increase in domestic market prices	3,169	-	3,169
. Effect of commercialization operations abroad	527	(546)	(19)
. Increase of BR Distribuidora's profit	252	-	252
. Increased sales in the International area	200	(150)	50
. Effect of exchange rate on revenues and costs of controlled companies abroad	-	(953)	(953)
. Increased expenses for imported oil and by products	-	(173)	(173)
. Increased third-party expenses	-	(90)	(90)
. 'Increased expenses re: government participation in the country	-	-	-
. Increased public services, rent and charges	-	(143)	(143)
. Increased expenses with wages, salaries and benefits	-	(132)	(132)
. Others	196	(186)	10

	5,705	(2,718)	2,987

  Increased Cost of Sales (R$ 359 million), due to higher volume commercialized and higher sea freight expenses.

  Increased General and Administrative Expenses (R$ 348 million), due to higher expenditures for salaries and benefits as set forth in the 2004/2005 Collective Bargaining Agreement, to the larger workforce and expenses for pension and health plans following the actuarial revision in December 2004 and also to the expenses for software licenses and institutional publicity and advertising.

  Increase of R$ 723 million in other operating expenses, due mainly to losses or legal agreements and an addition to the contingency provision (R$ 317 million), to institutional relations and cultural projects (R$ 70 million) and to increased expenses related to pension and health plans for retirees and pensioners following the actuarial revision in December 2004 (R$ 163million).

  Increased income tax and social contribution provision in the amount of R$ 491 million, a function of increased net income that serves as base for taxation.

PETROBRAS SYSTEM	Operating Performance

		Jan - Mar
4Q-2004		2005	2004	Δ %
Exploration & Production - Thousands bpd

1,680	Oil and LNG production	1,707	1,643	4
1,511	Domestic	1,543	1,475	5
169	International	164	168	(2)
360	Natural Gas production (1)	364	353	3
267	Domestic	266	261	2
93	International	98	92	7

2,040	Total production	2,071	1,996	4

(1)	Does not include liquified gas. Includes reinjected gas

Average Sales Price - US$ per bbl
	Oil (US$/bbl)
35.11	Brazil (2)	37.48	29.53	27
27.48	International	31.30	25.58	22
	Natural Gas (US$/bbl)
12.81	Brazil (3)	11.71	11.35	3
7.39	International	8.01	6.98	15
(2)	Average of exports and internal transfer prices from E&P to Supply
(3)	Internal transfer price from E&P to Gas and Energy

Refining, Transport and Supply - Thousands bpd
452	Crude oil imports	322	417	(23)
132	Oil product imports	46	74	(38)
126	Import of gas, alcohol and others	115	105	10
137	Crude oil exports	161	191	(16)
193	Oil product exports	235	196	20
10	Other Exports	11	4	175

370	Net imports	76	205	(63)

1,833	Output of oil products	1,816	1,825	-
1,727	• Brazil	1,708	1,726	(1)
106	• International	108	99	9
2,114	Primary Processed Installed Capacity	2,114	2,114	-
1,985	• Brazil (4)	1,985	1,985	-
129	• International	129	129	-
	Use of Installed Capacity (%)
89	• Brazil	87	88	(1)
83	• International	83	75	8
77	Domestic crude as % of total feedstock processed	79	77	2
(4)	As per registration recognized by the ANP.

Cost - US$/barrel
	Lifting Costs:
	• Brazil (5)
4.75	• • without government participation	5.95	4.30	38
12.48	• • with government participation	13.54	9.73	39
2.90	• International	2.55	2.45	4
	Refining cost
1.67	• Brazil (5)	1.82	1.22	49
1.22	• International	1.26	1.14	11
300	Overhead in US$ million (Parent Company)	317	204	55
(5)	Considers revision of accounting criteria of the indicator through appropriation of expenses made for scheduled stops and accumulation ofexpenses for the Pension and the Health Plans as per US GAAP.

		Jan - Mar
4Q-2004		2005	2004	Δ %

Sales Volume - Thousands bpd
1,691	Total Oil Products	1,589	1,533	4
34	Alcohol, Nitrogen and Others	29	28	4
227	Natural Gas	214	194	10

1,952	Total Domestic Market	1,832	1,755	4
342	Exports	406	391	4
385	International Sales	419	382	10

727	Total international market	825	773	7

2,679	Total	2,657	2,528	5

Exploration and Production – Thous. Barrels/day

Production of domestic oil and LNG in 1Q-2005 increased 5% over 1Q-2004 due to the production start-up of FPSO-MLS (Marlim Sul) in June 2004, and platforms P-43 (Barracuda) and P-48 (Caratinga) in December 2004 and February 2005, respectively.

In 1Q-2005, production of domestic oil and LNG increased 2% over 4Q-2004 production following the production start-up at platforms P-43 and P-48 in the Barracuda and Caratinga fields and wells ESP-010, connected to FPSO-ESPF (Espardate), and MRL-171, interconnected to platform P-35 (Marlim), in January and February 2005, respectively. This helped Petrobras reach record daily oil production in Brazil of 1,650,947 barrels on March 30, 2005. In April 2005, the Company reached a new average oil production record of 1,704,315 thousand barrels per day.

In 1Q-2005, international oil production fell 2% in relation to 1Q-2004, and gas production grew 7%. In comparison to 4Q-2004, international oil production dropped 3%, while gas production rose 5%. The variations in oil production are due to the decline in some mature fields at the facilities in Argentina, while variations in gas production are due to increased production in Bolivia, reflecting the higher demand in the Brazilian and Argentine markets.

Refining, Transport and Supply – Thous. Barrels/day

The total throughput (primary processing) in the country fell 2% in 1Q-2005 in relation to 1Q-2004, a function of the programmed stop at RECAP distillation, cracking and propane units.

Costs

Lifting Cost (US$/barrel)

Unit lifting cost in the country without government participation in 1Q-2005 increased 38% over 1Q-2004, due mainly to greater consumption of chemical products for the removal of obstructions and elimination of toxic gases, principally at Marlim. The unit lifting cost also increased because of higher expenses for specialized technical services for restoration and maintenance, mobilization and building structures and equipment, personnel transport, vessel support, undersea operations, increases in salaries and benefits in relation to the 2004/2005 Collective Bargaining Agreement, the increased workforce, and the actuarial revision at the end of 2004, which increased the expenses provisioned for the health and pension plans.

The 25% increase in the lifting cost in Brazil without government participation in 1Q-2005 over 1Q-2004 is mostly due to higher expenses with specialized technical services for restoration and maintenance, mobilization and building of structures and equipments, personnel transport, vessel support, undersea operations, increased consumption of chemical products at the Marlim field for elimination of toxic gases, higher expenses for stops at the fixed platforms at the Namorado 1 and 2 fields, at the Cherne 1 and 2 fields, at the Garoupa field 1, and at the Corvina field, as well as the general stop at platform P-19 (Marlim) to change out the gas-burning equipment.

In 1Q-2005, the unit lifting cost in the country including government participation grew 39% over 1Q-2004, which was a result of the increase in operating expenses already mentioned, higher expenses related to government participation due to the increase in the average reference price for domestic oil, based on the variations in international market prices, and the 8% appreciation of the real against the US dollar. In comparison to 4Q-2004, lifting cost in the country in 1Q-2005, including government participation, grew 8%, caused by the mentioned higher expenses. This was partially offset by lower reference prices used to calculate government participation.

In 1Q-2005, the international unit lifting cost increased 4% over 1Q-2004, due to increased maintenance and third-party services expenses in Argentina and the United States.

In 1Q-2005, the international unit lifting cost fell 12%, compared to 4Q-2004, a function of lower expenses for materials and well-maintenance services in Argentina and Colombia.

Refining Cost (US$/barrel)

The unit refining cost in the country in 1Q-2005 rose 49% over 1Q-2004, due to the programmed stops at the RPBC, REPLAN, RECAP and RLAM production plants. The higher unit refining cost was also due to higher expenses for corrective maintenance and increased personnel expenses related to the salary adjustment conceded in the 2004/2005 Collective Bargaining Agreement, and actuarial revision of the expenses provisioned for the health and pension plans.

In comparison to 4Q-2004, the unit refining cost in the country in 1Q-2005 rose 9%, due to increased personnel expenses related to the actuarial revision on expenses provisioned for the health and pension plans, and to the higher expenses for services contracted for the programmed stops at RPBC, REPLAN, RECAP, RLAM and corrective maintenance at the RLAM, RECAP and REPLAN plants.

In 1Q-2005, the average international unit refining cost rose 11% over 1Q-2004 due to higher personnel expenses, gas and electricity consumption, and contracted services in Argentina.

The average international refining cost in 1Q-2005 grew 3% over 4Q-2004, mainly due to higher expenses for personnel, insurance, electricity consumption and maintenance of the facility in Argentina. This increase was partially offset by reduced expenses for personnel and materials in Bolivia.

Overhead (US$ million)

In comparison to 1Q-2004, corporate overhead in 1Q-2005 increased 55% because of: higher expenses with contracted services, mainly those linked to safety, the environment and health, institutional publicity and advertising, increased expenses for salaries and benefits of worldwide and marine personnel, the ingress of new employees, salary adjustments, the increment in recognition and merit compensation programs, and the actuarial revisions of personnel pension and health plans.

Corporate overhead in 1Q-2005 increased 6% over 4Q-2004, due mainly to personnel expenses related to the salary adjustments and actuarial revision of the health and pension plans at the end of 2004.

Sales Volume – Thous. Barrels/day

By-product sales volume rose 4% in the domestic market in 1Q-2005 compared to 1Q-2004, particularly the increase in sales of diesel oil and gasoline. This was partially offset by reduced sales of naphtha and fuel oil. Retraction in fuel oil consumption in 1Q-2005 in comparison to 1Q-2004 is due to strong competition from substitute products such as coal, coke, biomass and wood.

By-product sales volumes fell 6% in the domestic market in 1Q-2005 compared to 1Q-2004, notably the reduction in sales of naphtha and fuel oil, essentially reflecting the lower demand in the first quarter of 2005 for these by-products.

Result by Business Area R$ million (1)
		Jan - Mar
4Q-2004		2005	2004	Δ %
4,385	EXPLORATION & PRODUCTION	4,584	3,431	34
838	SUPPLY	1,559	1,035	51
(63)	GAS & ENERGY	(59)	(257)	77
267	DISTRIBUTION (2)	160	106	51
119	INTERNATIONAL (3)	351	157	124
(1,313)	CORPORATE	(1,204)	(1,020)	(18)
212	ELIMINATIONS AND ADJUSTMENTS	(370)	341	(209)

4,445	CONSOLIDATED NET INCOME	5,021	3,793

(1)	The financial statements by business area and their respective comments are presented beginning on page 21.

(2)

In the Distribution area, comparability between the periods is influenced by LIQUIGÁS (Ex-AGIP), acquired by Petrobras Distribuidora - BR on August 9, 2004, which was consolidated into the PETROBRAS System as of August 2004.

(3)

In the International business area, comparability between the periods is impacted by the exchange rate, as all operations abroad are conducted in dollars or in the currency of the country in which each company is headquartered, and there may be significant variations in reais due mainly to the exchange rate effect.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area transferred to other areas of the Company.

The main criteria used to report results by business area are highlighted below:

a)

Net operating revenues: considers the revenues related to sales made to external clients, and the billing and transfers among business areas, using the internal transfer prices defined among the areas as the reference, with reporting methodologies based on market parameters.

b)

Included in operating income are net operating revenues, the costs of goods and services sold - which are reported by business area considering the internal transfer price - and the operating costs of each area, as well as operating expenses, which include the expenses effectively incurred in each area.

c)	Assets: includes the assets identified in each area.

E&P - In 1Q-2005, net income reported by the Exploration and Production business area was R$ 4.584 million, 34% higher than net income reported in the same period of the previous year (R$ 3.431 million). This increase was due to the R$ 1.553 million increase in gross income reported for oil sales and transfers, reflecting the increase in international prices and the 5% growth in oil and LNG production, in spite of the higher unit production cost, the 8% appreciation in the average rate of the real against the US dollar, and the lower valuation of heavy oil in the international market in comparison to lighter oils.

The spread between the average price of domestic oil sold/transferred and the average price of Brent increased from US$ 2.42/bbl in 1Q-2004 to US$ 10.02/bbl in 1Q-2005.

In relation to the previous quarter when net income reported by the Exploration and Production business area was R$ 4.385 million, net income in 1Q-2005 was 5% higher, due to the R$ 412 million decrease in prospecting and drilling expenses, considering the larger number of dry wells written off in 4Q-2004.

This increase was partially offset by the R$ 281 million reduction in gross income that occurred because of the increase in unit production cost, in spite of the 2% increase in oil and LNG production.

The spread between the average price of domestic oil sold and transferred and the average Brent price rose from US$ 8.89/bbl in 4Q-2004 to US$ 10.02/bbl in 1Q-2005.

SUPPLY – In 1Q-2005 net income reported by the Supply area was R$ 1.559 million, 51% higher than net income reported in the same period of the previous year (R$ 1.035 million), reflecting the R$ 1.259 million increase in gross income, with particular note of the following:

  Increase in the average realization value of by-products commercialized in the internal and external markets;

  Increase of 4% in the volume of by-products sold in the internal market;

  Improved production profile at the refineries, lessening the need to import higher value-added by-products.

These items were partially offset by the following:

  Increase in the cost of oil and by-products acquisition and transfer, pressured by higher international prices despite the 8% appreciation in the average rate of the real against the US dollar, and the elevation in the spread between heavy and light oil;

  Increase in sea freight costs;

  Elevated refining costs.

Another factor that contributed to lower net income was the R$ 133 million increase in sales expenses, due to the increase in commercialized volumes and sea freight, as well as the R$ 286 million expense related to contingencies for legal proceedings.

In relation to the previous quarter when net income in the Supply business area was R$ 838 million, net income in 1Q-2005 was 86% higher, due to the R$ 1.440 million increase in gross income. It was impacted by the following:

  Increase in the average realization value of by-products in the internal and external markets;

  Increase of 18% in the volume of by-products sold in the export market;

  Reduction in the cost of goods sold due to the realization of oil and by-product stocks formed at lower costs acquired at the end of 4Q-2004 and the beginning of 1Q-2005.

This increase in gross income was partially offset by the 8% reduction in the volume of by-products sold in the internal market.

GAS AND ENERGY – In 1Q-2005 the Gas and Energy business area reported a loss of R$ 59 million, 77% lower than the R$ 257 million loss reported in 1Q-2004.

Gross income increased R$ 619 million due to the 10% increase in volumes of natural gas sold. This was a result of the expansion in the Brazilian market in the industrial, automotive and thermal generation segments, plus the 15% increase in revenues from energy commercialization, that occurred due to the higher volume projected in current contracts, as well as the increase in shareholder participation in Fafen Energia (from 20% to 100% in December 2004) and in Termorio (50% to 100% in February 2005).

This improvement was partially offset by the R$ 234 million increase in operating expenses, considering the increase in idle capacity at some thermal plants, the increase in shareholder participation at Fafen Energia and Termorio, and the higher expenses for sales, general and administrative expenses.

In relation to the previous quarter, when there was a loss of R$ 63 million), the loss reported by the Gas and Energy business area in 1Q-2005 remained at virtually the same level (R$ 59 million).

DISTRIBUTION – In line with the strategic objectives to increase participation in the LPG Distribution segment and to consolidate the market for distribution of automotive fuels in determined regions in Brazil, the Distribution area now includes the operations of the company Liquigás Distribuidora S.A., as of the acquisition in August 2004 of Agip do Brasil S.A.

In 1Q-2005 the Distribution business area reported net income of R$ 160 million, 51% higher than net income in the same period of the prior year (R$ 106 million), due to the R$ 287 million increase in gross income, particularly noting consolidation of Liquigás, which positively impacted the volumes sold by 22% over the same period of the previous year.

These effects were partially offset by the R$ 161 million growth in sales and general and administrative expenses, mainly due to the increase in expenses for commercialization and distribution of products and personnel.

Participation in the fuel distribution market in 1Q-2005 was 35.1%, including Liquigás, while it was 32.1% in the same period of the preceding year.

The effects of consolidation of Liquigás from August 2004 on were growth of R$ 128 million in gross income and a R$ 1 million decrease in net income in the segment.

In relation to the previous quarter, when net income reported by the Distribution business area was R$ 267 million, net income was 40% lower, due to the R$ 142 million reduction in gross income, considering the lower sales volume caused by the market’s retraction.

Participation in the fuel market was 35.1% in 1Q-2005, including Liquigás, and it was 36.3% in 4Q-2004.

INTERNATIONAL – In 1Q-2005 the International business area reported net income of R$ 351 million, 124% higher than net income of R$ 157 million reported in the same period of the previous year.

This increase in net income was mainly due to the R$ 240 million increase in gross income arising from higher international oil prices, the elevated sales of gas from Bolivia to Brazil, and the start in June 2004 of the contract for the sale of Bolivian gas to Argentina.

This was partially offset by the R$ 74 million increase in financial expenses, particularly noting the R$ 21 million loss in derivative operations from PEPSA.

In relation to the previous quarter, when the International business area reported net income of R$ 119 million, net income was 195% higher, mainly because of the following:

  Increase of R$ 359 million in gross income due to higher international oil prices and elevation in the volume commercialized, principally at the facility in Colombia, which was a consequence of higher exports;

  Reduction of R$ 44 million in prospecting and drilling expenses, which in 4Q-2004 were impacted by approximately R$ 73 million in exploration expenses at the facilities in Angola, Colombia and the United States.

These items were partially offset by the R$ 343 million negative variation in income taxes, which in 4Q-2004 included the recovery of PEPSA’s fiscal credits of approximately R$ 236 million, a consequence of approval of the process of incorporation of companies of the PETROBRAS System in Argentina.

CORPORATE – The Corporate facilities of the PETROBRAS System generated a loss of R$ 1,204 million in 1Q-2005, 18% higher than the loss reported in 1Q-2004 (R$1.020 million), particularly noting the increase in corporate overhead with higher personnel expenses, institutional publicity and advertising, and actuarial revision of the expenses provisioned in the Health Plan (AMS) and for retirees and pensioners.

These items were partially offset by the R$ 83 million reduction in tax expenses, a function of the applicability, as of August 2, 2004, of Decree 5,164/04, which reduces the contribution rate for PIS/PASEP and COFINS incident on financial revenues.

In relation to the previous quarter, when the loss reported by the Corporate group was R$ 1.313 million, the loss reported in 1Q-2005 was 8% lower, with particular note of the following:

  R$ 565 million reduction in net financial expenses;

  Gain of R$ 127 million in the exchange rate conversion of company investments abroad in 1Q-2005. In 4Q-2004, a loss of R$ 367 was reported;

  R$ 887 million negative variation in income tax and social contribution.

Consolidated Debt

	R$ Million

	03.31.2005 (1)	12.31.2004 (2)	Δ %
Short-term Debt (3)	10,779	9,018	20
Long-term Debt (3)	43,783	45,135	(3)

Subtotal	54,562	54,153	1
Financial resources raised by Special Purpose Companies (SPEs) that are still not applied to projects	2,283	3,207	(29)

Total	56,845	57,360	(1)
Net Debt (3)	39,267	39,202	-
Net Debt/(Net Debt + Shareholders’ Equity) (3)	36%	35%	1
Total Net Liabilities (3) (4)	152,990	149,657	2
Capital Structure
(Third Parties Net / Total Net Liabilities)	56%	59%	(3)

(1)

As of January 1, 2005, the Special Purpose Companies whose activities are directly or indirectly controlled by Petrobras were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.

(2)	To facilitate comparability, the Special Purpose Companies were also included in the financial statements of 4Q-2004.
(3)	Includes debt contracted through Leasing contracts (R$ 3.922 million at March 31, 2005 and R$ 4,021 million at December 31, 2004).
(4)	Total liabilities net of cash and cash equivalents.

The net debt/EBITDA ratio was 3.8 in 1Q-2005. Net debt of the PETROBRAS System was R$ 39,267 million on March 31, 2005, which was stable in relation to December 31, 2004.

Third-party capital structure was 56% on March 31, 2005, a 3% reduction in comparison to December 31, 2004.

Consolidated Investments

R$ million
	Jan - Mar
	2005	%	2004	%	Δ %
• Direct Investments	4,740	89	3,522	91	35

Exploration & Production	2,834	54	2,107	54	35
Supply	681	13	724	19	(6)
Gas and Energy	433	8	58	1	647
International	545	10	486	13	12
Distribution	112	2	68	2	65
Corporate	135	2	79	2	71
• Special Purpose Companies (SPCs)	457	9	172	4	166
• Ventures under Negotiation	45	1	62	2	(27)

• Project Finance	39	1	115	3	(66)

Exploration & Production	39	1	115	3	(66)
Espadarte/Marimbá/Voador	39	1	16	-	144
Cabiúnas	-	-	36	1	(100)
Marlim / NovaMarlim Petróleo	-	-	36	1	(100)
Others	-	-	27	1	(100)

Total Investments	5,281	100	3,871	100	36

R$ million
	Jan - Mar
	2005	%	2004	%	Δ %
International	545	100	486	100	12

Exploration & Production	458	84	416	86	10
Supply	42	8	14	3	200
Gas and Energy	18	3	20	4	(10)
Distribution	10	2	9	2	11
Others	17	3	27	5	(37)

Total Investments	545	100	486	100	12

R$ million
	Jan - Mar
	2005	%	2004	%	Δ %
Special Purpose Companies (SPCs)	457	100	172	100	166

PDET Off-Shore	252	55	-	-	-
Barracuda & Caratinga	80	18	162	94	(51)
Malhas	120	26	-	-	-
Cabiúnas	5	1	10	6	(50)

Total Investments	457	100	172	100	166

In line with its strategic objectives, PETROBRAS acts in consortiums with other companies as a concessionaire with rights to explore, develop and produce oil and natural gas. The Company currently maintains partnerships in 101 blocks through 63 consortiums. Total investments of US$ 6,574 million are projected for these undertakings.

PETROBRAS, fulfilling the goals set out in its strategic plan, continues prioritizing investments in development of its oil and natural gas production capacity through its own investments and structuring undertakings with partners. In 1Q-2005, total investments were R$ 5.281 million, a 36% increase over the resources applied in the same period of 2004.

In 1Q-2005, 68% of the Company’s own investments in the country went towards exploration and production of oil and natural gas.

PETROBRAS SYSTEM	Financial Statements

Consolidated Financial Results

R$ Million
		Jan-Mar
4Q-2004 (2)		2005 (1)	2004 (2)

40,034	Gross Operating Revenues	39,798	32,654
(10,980)	Sales Deductions	(10,881)	(9,442)

29,054	Net Operating Revenues	28,917	23,212
(16,455)	Cost of Goods Sold	(15,562)	(12,844)

12,599	Gross Profit	13,355	10,368
	Operating Expenses
(1,504)	Sales	(1,270)	(911)
(1,248)	General & Administrative	(1,231)	(883)
(699)	Cost of Prospecting, Drilling & Lifting	(243)	(372)
(187)	Research & Development	(194)	(138)
(223)	Taxes	(218)	(285)
(164)	Other	(1,410)	(687)
	Net Financial Expenses
(591)	Income	246	464
(1,001)	Expenses	(1,415)	(1,308)
(27)	Monetary & FX Correction - Assets	108	3
952	Monetary & FX Correction - Liabilities	5	(123)

(667)		(1,056)	(964)

(4,692)		(5,622)	(4,240)
(270)	Equity Income	201	143

7,637	Operating Profit	7,934	6,271
(224)	Non-operating Income (Expenses)	(126)	(49)
(1,423)	Income Tax & Social Contribution	(2,803)	(2,312)
(762)	Minority Interest	16	(117)
(783)	Employee Profit-Sharing Plan	-	-

4,445	Net Income	5,021	3,793

(1)
As of January 1, 2005, the Special Purpose Companies whose activities are directly or indirectly controlled by Petrobras were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.

(2)	To facilitate comparability, Special Purpose Companies were also included in the financial statements of 1Q-2004 and 4Q-2004.

Consolidated Balance Sheet

Assets	R$ Million

	03.31.2005 (1)	12.31.2004 (2)

Current Assets	52,219	52,069

Cash and Cash Equivalents	17,578	18,158
Accounts Receivable	10,786	10,610
Inventories	14,025	14,103
Other	9,830	9,198
Non-Current Assets	15,627	17,195

Petroleum & Alcohol Account	752	749
Ventures under Negotiation	626	611
Advances to Suppliers	899	959
Marketable Securities	1,193	1,385
Investments in Companies to be Privatized	346	332
Deferred Taxes and Social Contribution	3,887	4,103
Advance for Pension Plan Migration	1,258	1,218
Prepaid Expenses	1,497	1,391
Accounts Receivable	1,335	2,616
Judicial Deposits	1,548	1,510
Other	2,286	2,321
Fixed Assets	98,800	94,530

Investments	2,056	2,075
Property, Plant & Equipment	95,944	91,836
Deferred	800	619

Total Assets	166,646	163,794

Assets	R$ Million

	03.31.2005 (1)	12.31.2004 (2)

Current Liabilities	35,702	36,859

Short-term Debt	10,616	8,993
Suppliers	7,689	9,087
Taxes and Social Contribution Payable	8,879	7,763
Project Finance and Joint Ventures	346	73
Pension Fund Obligations	406	441
Dividends	2,113	5,168
Other	5,653	5,334
Long-term Liabilities	59,522	60,703

Long-term Debt	42,307	44,346
Pension Fund Obligations	1,042	696
Health Care Benefits	6,019	5,674
Deferred Taxes and Social Contribution	7,019	6,777
Other	3,135	3,210
Provision for Future Earnings	514	502
Minority Interest	3,730	3,702
Shareholders’ Equity	67,178	62,028

Capital Stock	33,235	33,235
Reserves	28,922	11,174
Net Income	5,021	17,619

Total Liabilities	166,646	163,794

(1)
As of January 1, 2005, the Special Purpose Companies whose activities are directly or indirectly controlled by Petrobras were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.

(2)	To facilitate comparability, Special Purpose Companies were also included in the financial statements of 4Q-2004.

Consolidated Cash Flow Statement

R$ Million
	Jan-Mar
	2005 (1)	2004 (2)
Net Income (Loss)	5,021	3,793
(+) Adjustments	3,265	4,949

Depreciation & Amortization	1,659	1,412
Petroleum & Alcohol Account	(4)	(3)
Charges on Financing and Related Companies	257	661
Minority Interest	(16)	117
Result of Participation in Material Investments	(201)	(143)
Deferred Income Tax and Social Contribution	532	657
Inventory Variation	78	(1,602)
Supplier Variation	(1,774)	722
Other Adjustments	2,734	3,128
(=) Net Cash Generated by Operating Activities	8,286	8,742
(-) Cash used for Cap.Expend.	4,848	4,003

Investment in E&P	2,737	2,379
Investment in Refining & Transport	829	635
Investment in Gas and Energy	303	215
Project Finance	22	533
Dividends	(9)	(27)
Other Investments	966	268

(=) Free Cash Flow	3,438	4,739
(-) Cash used in Financing Activities	4,018	8,392
Financing	937	5,326
Dividends	3,081	3,066
(=) Net Cash Generated in the Period	(580)	(3,653)

Cash at the Beginning of Period	18,158	27,564
Cash at the End of Period	17,578	23,911

(1)
As of January 1, 2005, the Special Purpose Companies whose activities are directly or indirectly controlled by Petrobras were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.

(2)	To facilitate comparability, Special Purpose Companies were also included in the financial statements of 1Q-2004.

Consolidated Statement of Added Value

	R$ Million
	Jan-Mar
	2005 (1)	2004 (2)
Description
Sales of Products and Services and Non-operating Revenues	39,793	32,657
Raw Materials Used	(2,654)	(3,126)
Products for Resale	(3,950)	(3,088)
Materials, Energy, Services & Others	(4,787)	(3,911)

Added Value Generated	28,402	22,532

Depreciation & Amortization	(1,659)	(1,412)
Participation in Related Companies, Goodwill & Negative Goodwill	201	143
Financial Result	354	467

Total Distributable Value Added	27,298	21,730

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	2,189	1,615

Government Entities
Taxes, Fees and Contributions	12,746	11,325
Government Participation	3,040	2,301
	15,786	13,626

Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	4,318	2,579

Shareholders
Dividends	5,021	3,793

	5,021	3,793
Minority Interest	(16)	117

	5,005	3,910

(1)
As of January 1, 2005, the Special Purpose Companies whose activities are directly or indirectly controlled by Petrobras were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.

(2)	To facilitate comparability, Special Purpose Companies were also included in the financial statements of 1Q-2004.

Consolidated Result by Business Area - 03.31.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	14,456	23,106	1,933	8,693	3,001	-	(22,272)	28,917

Intersegments	13,320	7,599	647	140	566	-	(22,272)	-
Third Parties	1,136	15,507	1,286	8,553	2,435	-	-	28,917
Cost of Goods Sold	(6,635)	(19,625)	(1,446)	(7,792)	(1,864)	-	21,800	(15,562)

Gross Profit	7,821	3,481	487	901	1,137	-	(472)	13,355
Operating Expenses	(595)	(1,130)	(363)	(607)	(403)	(1,468)	-	(4,566)
Sales, General & Administrative	(279)	(729)	(148)	(537)	(279)	(529)	-	(2,501)
Taxes	(5)	(23)	(15)	(38)	(32)	(105)	-	(218)
Exploration, Drilling and Lifting Costs	(185)	-	-	-	(58)	-	-	(243)
Research & Development	(64)	(25)	(8)	(1)	(1)	(95)	-	(194)
Others	(62)	(353)	(192)	(31)	(33)	(739)	-	(1,410)

Operating Profit (Loss)	7,226	2,351	124	294	734	(1,468)	(472)	8,789
Interest Income (Expenses)	(306)	(70)	(81)	(35)	(288)	(276)	-	(1,056)
Equity Income	-	70	(19)	-	23	127	-	201
Balance Sheet Monetary Correction	-	-	-	-	-	-	-	-
Non-operating Income (Expense)	(132)	(4)	(9)	-	18	1	-	(126)

Income before Taxes and Minority Interests	6,788	2,347	15	259	487	(1,616)	(472)	7,808
Income Tax & Social Contribution	(2,251)	(771)	(30)	(99)	(166)	412	102	(2,803)
Minority Interests	47	(17)	(44)	-	30	-	-	16

Net Income (Loss)	4,584	1,559	(59)	160	351	(1,204)	(370)	5,021

Consolidated Result by Business Area - 03.31.2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	11,937	17,607	1,355	5,896	2,333	-	(15,916)	23,212

Intersegments	10,256	5,054	284	111	211	-	(15,916)	-
Third Parties	1,681	12,553	1,071	5,785	2,122	-		23,212
Cost of Goods Sold	(5,669)	(15,385)	(1,487)	(5,282)	(1,436)	-	16,415	(12,844)

Gross Profit	6,268	2,222	(132)	614	897	-	499	10,368
Operating Expenses	(707)	(762)	(129)	(417)	(371)	(999)	109	(3,276)
Sales, General & Administrative	(233)	(596)	(87)	(376)	(258)	(352)	109	(1,793)
Taxes	(6)	(22)	(6)	(37)	(26)	(188)		(285)
Exploration, Drilling and Lifting Costs	(270)	-	-	-	(102)	-		(372)
Research & Development	(65)	(33)	(4)	(2)	(1)	(33)		(138)
Others	(133)	(111)	(32)	(2)	16	(426)		(688)

Operating Profit (Loss)	5,561	1,460	(261)	197	526	(999)	608	7,092
Interest Income (Expenses)	(286)	30	(116)	(31)	(214)	(258)	(89)	(964)
Equity Income	-	67	30	-	(27)	73		143
Non-operating Income (Expense)	(62)	7	22	(1)	(15)	-		(49)

Income before Taxes and Minority Interests	5,213	1,564	(325)	165	270	(1,184)	519	6,222
Income Tax & Social Contribution	(1,791)	(510)	102	(59)	(40)	164	(178)	(2,312)
Minority Interests	9	(19)	(34)		(73)			(117)

Net Income (Loss)	3,431	1,035	(257)	106	157	(1,020)	341	3,793

(1)
Net Operating Revenues and Cost of Goods Sold from 2004 were reclassified among the International business area and the Supply area regarding offshore operations that were being allocated to the International business area. As the margins obtained in these operations are normally very low, there was no significant impact on the results reported by these areas.

(2)
In order to adapt the segmented results to the new procedures arising from implantation of the SAP-R/3, as of 2005 revenues from commercialization of oil to third parties will be allocated in accordance with the points of sale that may belong to the Exploration & Production or Supply areas. Until 2004, commercialization of oil was completely allocated to Exploration & Production. Considering that the methodology of internal oil transfer prices is based on market parameters, and that all oil commercialized by the Supply area comes from transfers from the Exploration & Production area, this adaptation produces virtually no effect on the areas. It ends up as an increase in Intersegment Net Operating Revenues from the Exploration & Production area offsetting a reduction in the line Net Operating Revenues with Third Parties, and increases in the lines Net Operating Revenues with Third Parties and Cost of Goods and Services Sold in Supply.

Statement of Other Operating Revenues (Expenses) 03.31.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Health and pension plan expenses - retirees and pensioners	-	-	-	-	-	(482)	-	(482)
Losses and contingengies related to legal proceedings	(2)	(289)	(11)	(11)	-	(62)	-	(375)
Operating expenses with thermoelectric plants	-	-	(270)	-	-	-	-	(270)
Institutional relations and cultural projects	-	(2)	-	(12)	-	(162)	-	(176)
Unscheduled stops at installations and production equipment	(40)	(32)	-	-	-	-	-	(72)
Contractual losses from ship-or-pay transport services	-	-	-	-	(38)	-	-	(38)
Rent revenues	-	-	-	14	-	-	-	14
Result from hedge operations	-	8	76	-	-	-	-	84
							-
Others	(20)	(38)	13	(22)	5	(33)	-	(95)

	(62)	(353)	(192)	(31)	(33)	(739)	-	(1,410)

Statement of Other Operating Revenues (Expenses) 03.31.2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Health and pension plan expenses - retirees and pensioners	-	-	-	-	-	(319)	-	(319)
Losses and contingencies related to legal procedures	(10)	(11)	(2)	-	-	(2)	-	(25)
Operating expenses with thermoelectric plants	-	-	(55)	-	-	-	-	(55)
Institutional relations and cultural projects	-	(1)	-	(17)	-	(90)	-	(108)
Unscheduled stops at installations and production equipment	(58)	(46)	-	-	-	-	-	(104)
Contractual losses from ship-or-pay transport services	-	-	-	-	-	-	-	-
Rent revenues	-	-	-	9	-	-		9
Result from hedge operations	-			-	-	-	-	-

Others	(65)	(53)	25	6	16	(15)	-	(86)

	(133)	(111)	(32)	(2)	16	(426)	-	(688)

Consolidated Assets by Business Segment - 03.31.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	63,008	37,210	18,709	8,372	21,846	36,072	(18,571)	166,646

CURRENT ASSETS	8,214	19,200	3,143	4,703	6,358	17,117	(6,516)	52,219

CASH AND CASH EQUIVALENTS	2,303	1,240	591	347	1,686	11,411	-	17,578
OTHERS	5,911	17,960	2,552	4,356	4,672	5,706	(6,516)	34,641
NON-CURRENT ASSETS	4,745	1,612	2,528	974	785	16,693	(11,710)	15,627

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	752	-	752
MARKETABLE SECURITIES	360	5	-	3	1	1,413	(589)	1,193
OTHERS	4,385	1,607	2,528	971	784	14,528	(11,121)	13,682
FIXED ASSETS	50,049	16,398	13,038	2,695	14,703	2,262	(345)	98,800

Consolidated Assets by Business Segment - 12.31.2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	59,481	37,161	17,125	8,173	21,287	38,858	(18,291)	163,794

CURRENT ASSETS	6,731	19,564	3,179	4,610	5,752	16,939	(4,706)	52,069

CASH AND CASH EQUIVALENTS	2,330	1,338	513	304	1,387	12,286	-	18,158
OTHERS	4,401	18,226	2,666	4,306	4,365	4,653	(4,706)	33,911
NON-CURRENT ASSETS	4,528	1,639	2,656	903	985	19,733	(13,249)	17,195

PETROLEUM AND ALCOHOL ACCT.						749		749
MARKETABLE SECURITIES	425	5	-	3	12	1,526	(587)	1,384
OTHERS	4,103	1,634	2,656	900	973	17,458	(12,662)	15,062
FIXED ASSETS	48,222	15,958	11,290	2,660	14,550	2,186	(336)	94,530

Consolidated Results – International Business Area - 03.31.2005

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL AREA

ASSETS	14,207	3,527	4,321	624	5,654	(6,487)	21,846

Income Statement

Net Operating Revenues	1,454	1,636	609	656	3	(1,357)	3,001

Intersegments	863	945	111	4	-	(1,357)	566
Third Parties	591	691	498	652	3	-	2,435

Operating Profit (Loss)	701	220	121	(159)	(109)	(40)	734

Net Income (Loss)	305	169	67	(122)	(30)	(38)	351

Consolidated Results – International Business Area

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL AREA

ASSETS (12.31.2004)	13,576	3,339	4,231	589	5,506	(5,954)	21,287

Income Statement (03.31.2004)

Net Operating Revenues	1,241	1,357	503	633	3	(1,404)	2,333

Intersegments	742	774	88	11	-	(1,404)	211
Third Parties	499	583	415	622	3	-	2,122

Operating Profit (Loss)	475	65	124	(52)	(91)	5	526

Net Income (Loss) (1)	104	70	109	(38)	(76)	(12)	157

(1)
Net Operating Revenues and Cost of Goods Sold from 2004 were reclassified among the International business area and the Supply area regarding offshore operations that were being allocated to the International business area. As the margins obtained in these operations are normally very low, there was no significant impact on the results reported by these areas.

PETROBRAS SYSTEM	Appendices

1. Change in the Alcohol and Petroleum Accounts

R$ Million
		Jan-Mar
4Q - 2004		2005	2004
754	Initial Balance	749	689
3	Intercompany Lending Charges	3	3
(8)	Partial Payment	-	0

749	Final Amount	752	692

ACCOUNT RECTIFICATION WITH THE GOVERNMENT

By means of Official Document No. 11/2004, of June 23, 2004, the Integrated Audit Commission ANP/STN presented the final audit report certifying and homologating the amount in the petroleum and alcohol account and making account rectification between PETROBRAS and the government possible. This is now underway.

As per Law No. 10,742 of October 6, 2003, account rectification with the government should have occurred by June 30, 2004. PETROBRAS, after having furnished all the information required by the National Treasury Secretary – STN, is in discussion with the Ministry of Mines and Energy – MME, seeking to equalize the disparities that still exist between the parties in an effort to conclude account rectification with the government, as per Provisionary Measure No. 2,181-45, dated August 24, 2001.

On July 2, 2004, the government made a deposit in the amount of R$ 172 million, equivalent to the National Treasury Notes – H Series (NTNs-H) which were issued in favor of PETROBRAS to guarantee payment of the amount due in relation to the petroleum and alcohol account, which matured on June 30, 2004. Of this amount, R$ 8 million was made available to PETROBRAS, and the remaining amount of R$ 165 million was placed in an open account in favor of the Company as a blocked deposit linked to the STN order. The amount of the account may be paid through the issue of National Treasury bonds of a value equal to the final amount of the account rectification or with other amounts that PETROBRAS may owe to the federal government, including tax amounts or a combination of the foregoing options.

2. Analysis of Consolidated Gross Margin

NET OPERATING REVENUES - 1Q05/4Q04 VARIATION
MAIN IMPACTS

R$ Million
	Holding	Consolidated

. Effect of FX conversion on net operating revenues relative to international businesses, after elimination from consolidated results	-	345
. Effect of adjustment of billing prices in the internal market	367	367
. Effect of sales prices in the domestic market	(1,495)	(1,495)
. Effect of prices on export revenues	271	271
. Effect of volumes sold on export revenues	542	542
. Others	(9)	(167)

Total	(324)	(137)

COST OF GOODS SOLD (CPV) - 1Q05/4Q04 VARIATION
MAIN IMPACTS

R$ Million
	Holding	Consolidated

. Effect of exchange rate on net operating revenues related to International businesses after elimination from Consolidated results	-	(393)
. Effect of the exchange rate, international prices and petroleum production on third-party participation in consortiums and project finance on Petrobras' cost of goods sold	876	876
. Increased expenses with sea freight and pipelines in Petrobras' cost of goods	(564)	-
. Effect of personnel and third-party expenses on Petrobras' cost of goods sold	(540)	(540)
. Impact of oil and by-product imports on cost of goods sold (volume x price)	1,804	1,804
Impact of volumes sold (domestic and export markets) on cost of goods sold	517	(803)
. Others	(683)	(51)

Total	1,410	893

3. Consolidated Taxes and Contributions

PETROBRAS’ economic contribution to Brazil, measured by generation of taxes, duties and social contributions, totaled R$ 11.207 million in 1Q-2005, growth of 15% over 1Q-2004.

R$ Million
		Jan-Mar
4Q-2004		2005	2004 (1)	Δ %
	Economic Contribution - Country
3,746	Value Added Tax (ICMS)	3,543	3,021	17
5,005	CIDE (1)	1,780	2,029	(12)
494	PASEP/COFINS	3,331	2,774	20
1,337	Income Tax & Social Contribution	2,088	1,616	29
1,292	Others	465	321	45

11,874	Subtotal	11,207	9,761	15

660	Economic Contribution - Foreign	1,007	907	11

12,534	Total	12,214	10,668	14

(1)	CIDE – CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIO ECONÔMICO (CONTRIBUTION OF INTERVENTION IN ECONOMIC DOMAIN).

4. Government Participation

R$ Million
		Jan-Mar
4Q-2004		2005	2004 (1)	Δ %
	Country
1,435	Royalties	1,305	1,109	18
1,776	Special Participation	1,582	1,050	51
20	Surface Rental Fees	19	17	12

3,231	Subtotal	2,906	2,176	34

105	Foreign	134	125	7

3,336	Total	3,040	2,301	32

Government participation in Brazil increased 34% in 1Q-2005 in relation to the same period in 2004, reflecting the increase in the average reference price of oil (35%).

In relation to 4Q-2004, government participation in Brazil in 1Q-2005 dropped 10%, due to the variation in the reference price for domestic oil, mainly as a function of the prices at the Albacora, Marlim, Marlim Sul and Roncador fields.

5. Reconciliation of Consolidated Net Equity Result

	R$ Million
	Shareholders' Equity	Result
. According to PETROBRAS information as of March 31, 2005	69,371	5,107
. Profit from sales of products in affiliated company inventories	(285)	(285)
. Reversal of profits on inventory in previous years	-	185
. Capitalized interest	(443)	(6)
. Absorption of negative net worth in affiliated companies (*)	(674)	(6)
. Other eliminations	(791)	26

. . According to consolidated information as of March 31, 2005	67,178	5,021

* As per CVM Instruction No. 247/96, the losses that are considered to be of a non-permanent type (temporary) on investments evaluated by the equity income method, whose invested companies do not show signs of paralysis or need for financial help from the investor company, should be limited to the value of the controlling company’s investment. Therefore, the losses occasioned by unfunded liabilities (negative net equity) of controlled companies did not affect the result and the net equity of Petrobras in 1Q-2005, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

6. Dividends and Interest on Own Capital

The dividends approved in the General Ordinary Assembly on March 31, 2005 related to fiscal year 2004, were R$ 5.044 million (R$ 4,60 per share), of which R$ 3.290 million was already paid to shareholders on February 15, 2005, corresponding to R$ 3,00 per ordinary and preferred share, based on the shareholder position on September 30, 2004. Included in this dividend is interest on own capital in the amount of R$ 4.386 million (R$ 4,00 per share). The dividend amount (R$ 658 million) and the parcel of interest on own capital (R$ 1.096 million) will be monetarily restated from December 31, 2004 to the payment date, May 17, 2005, in accordance with variation in the SELIC rate.

7. Activity of PETROBRAS Shares and ADRs

Nominal Valuation
		Jan-Mar
4Q-2004		2005	2004
2.70%	Petrobras ON	10.33%	15.52%
3.53%	Petrobras PN	6.18%	11.91%
12.85%	ADR- Level III - ON	11.06%	14.57%
13.44%	ADR- Level III - PN	6.24%	10.80%
12.70%	IBOVESPA	1.58%	-0.42%
6.97%	DOW JONES	-2.59%	-0.92%
14.69%	NASDAQ	-8.10%	-0.46%

The equity value of a PETROBRAS share was R$ 63,26 on March 31, 2005.

8. Exchange Rate Exposure

The exchange rate exposure to which the PETROBRAS System is exposed is measured as per the following table:

Assets	R$ Million

	03.31.2005	12.31.2004

Current Assets	19,218	21,357

Cash and Cash Equivalents	7,392	11,188
Other Current Assets	11,826	10,169

Non-current Assets	4,065	3,731

Fixed Assets	31,371	32,303

Investments	214	145
Property, Plant & Equipment	31,028	32,015
Other Fixed Assets	129	143

Total Assets	54,654	57,391

Liabilities	R$ Million

	03.31.2005	12.31.2004

Current Liabilities	17,237	19,503

Short-term Debt	9,495	9,113
Suppliers	5,089	5,080
Other Current Liabilities	2,653	5,310

Long-term Liabilities	39,478	39,644

Long-term Debt	37,788	37,910
Other Long-term Liabilities	1,690	1,734

Total Liabilities	56,715	59,147

Net Liabilities in Reais	(2,061)	(1,756)

(+) Investment Funds - Exchange	5,112	8,165

(-) FINAME Loans - Dollar-indexed Reais	834	820

Net Assets in Reais	2,217	5,589

Net Assets in Dollars	832	2,106

Exchange Rate (1)	2,6662	2,6544

(1)	Considers the conversion of the value in reais by the dollar sell rate on the closing date of the period (3.31.2005 – R$ 2.6662 and R$ 2,6544 on 12.31.2004).

PETROBRAS	Financial Statements

Holding Company Financial Results

R$ Million
		Jan-Mar
4Q - 2004		2005	2004
32,225	Gross Operating Revenues	31,355	25,746
(9,335)	Sales Deductions	(8,789)	(7,548)

22,890	Net Operating Revenues	22,566	18,198
(13,462)	Cost of Goods Sold	(12,052)	(9,709)

9,428	Gross Profit	10,514	8,489
	Operating Expenses
(1,516)	Sales, General & Administrative	(1,626)	(1,077)
(358)	Cost of Prospecting, Drilling & Lifting	(185)	(270)
(188)	Research & Development	(193)	(136)
(101)	Taxes	(107)	(188)
(854)	Others	(1,502)	(841)
	Net Financial Expense
(497)	Income	525	470
(618)	Expense	(579)	(538)
(2,212)	Monetary & Foreign Exchange Correction - Assets	218	310
2,551	Monetary & Foreign Exchange Correction - Liabilities	(336)	(423)

(776)		(172)	(181)
21	Equity Income	916	464

5,656	Operating Profit	7,645	6,260
(22)	Non-operating Income (Expense)	(152)	(40)
(1,499)	Income Tax & Social Contribution	(2,386)	(2,173)
(97)	Employee Profit Sharing Plan	-	-

4,038	Net Income (Loss)	5,107	4,047

Holding Company Balance Sheet

Assets	R$ Million
	03.31.2005	12.31.2004

Current Assets	34,179	35,443

Cash and Cash Equivalents	10,020	11,580
Accounts Receivable	7,665	7,421
Inventories	11,118	11,556
Others	5,376	4,886

Non-Current Assets	46,797	45,128

Petroleum & Alcohol Account	752	749
Subsidiaries, Controlled Companies & Affiliates	36,748	35,182
Ventures under Negotiation	1,242	1,211
Advances to Suppliers	899	959
Advance for Pension Plan Migration	1,258	1,218
Deferred Taxes and Social Contribution	971	860
Others	4,927	4,949

Fixed Assets	59,762	57,065

Investments	15,197	14,049
Property, Plant & Equipment	44,110	42,582
Deferred	455	434

Total Assets	140,738	137,636

Liabilities	R$ Million
	03.31.2005	12.31.2004

Current Liabilities	45,151	47,937

Short-Term Debt	1,321	1,310
Suppliers	26,161	26,950
Taxes & Social Contribution Payable	7,479	6,583
Dividends	2,009	5,044
Project Finance and Joint Ventures	4,734	4,652
Pension Fund Obligations	379	415
Others	3,068	2,983

Long-Term Liabilities	26,216	25,445

Long-Term Debt	8,539	8,589
Subsidiaries & Controlled Companies	3,335	3,420
Pension Fund Obligations	935	601
Health Care Benefits	5,538	5,214
Deferred Taxes & Social Contribution	5,553	5,264
Others	2,316	2,357

Shareholders’ Equity	69,371	64,254

Capital Stock	33,235	33,235
Reserves	31,029	13,265
Net Income	5,107	17,754

Total Liabilities	140,738	137,636

Holding Company Cash Flow Statement

		R$ Million
		Jan-Mar
4Q - 2004		2005	2004
4,038	Net Income (Loss)	5,107	4,047
3,520	(+) Adjustments	632	(3,492)

1,063	Depreciation & Amortization	902	762
6	Petroleum & Alcohol Account	(4)	(3)
(525)	Supply of Oil and Oil By-products Abroad	1,430	(1,808)
1,461	Charges on Financing and Affiliated Companies	(501)	(219)
1,515	Other Adjustments	(1,195)	(2,224)
7,558	(=) Net Cash Generated by Operating Activities	5,739	555
5,045	(-) Cash used for Cap.Expend.	3,224	2,572

2,988	Investment in E&P	2,163	1,543
931	Investment in Refining & Transport	594	607
372	Investment in Gas and Energy	413	18
430	Project Finance Net of Advance	95	263
-	Dividends	-	-
324	Other Investments	(41)	141

2,513	(=) Free Cash Flow	2,515	(2,017)
4,070	(-) Cash used in Financing Activities	4,075	1,082

(1,557)	(=) Cash Generated in the Period	(1,560)	(3,099)

13,137	Cash at the Beginning of Period	11,580	20,223
11,580	Cash at the End of Period	10,020	17,124

Holding Company Statement of Added Value

	R$ Million
	Jan-Mar
Description	2005	2004
Gross Operating Revenue from Sales & Services	31,405	25,787
Raw Materials Used	(2,807)	(2,754)
Products for Resale	(1,121)	(946)
Materials, Energy, Services & Others	(4,406)	(2,760)

Value Added Generated	23,071	19,327

Depreciation & Amortization	(902)	(762)
Participation in Subsidiaries, Amortization of Goodwill	916	464
Financial Income Net of Associated Companies	579	522

Total Distributable Value Added	23,664	19,551

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	1,624	1,156
Government Entities
Taxes, Fees and Contributions	11,572	10,148
Government Participation	2,906	2,176

	14,478	12,324
Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	2,455	2,024
Shareholders
Dividends	-	-
Net Income in the Period	5,107	4,047

	5,107	4,047

PETROBRAS S.A

http: //www.petrobras.com.br/ri/english

For more information, please contact:

PETRÓLEO BRASILEIRO S.A – Petrobras
Investor Relations
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 401-E
20031-912 – Rio de Janeiro, RJ
Telephone: (55-21) 3224-1510 / 9947
0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.